# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COLOMBIER ACQUISITION CORP. II, CIK 0001995413
CUSIP: G2283U100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 214 BRAZILIAN AVENUE, SUITE 200-J, PALM BEACH, Florida (FL), 33480
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001291
Filed by CIK 0001950677

## Reporting persons
- Decagon Asset Management LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,016,770; sole dispositive power 0; shared dispositive power 1,016,770; aggregate amount beneficially owned 1,016,770 (5.98% of the class)
- Benjamin John Durham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,016,770; sole dispositive power 0; shared dispositive power 1,016,770; aggregate amount beneficially owned 1,016,770 (5.98% of the class)

## Item 1. Issuer
Name of issuer: COLOMBIER ACQUISITION CORP. II
Address of issuer's principal executive offices:
214 BRAZILIAN AVENUE, SUITE 200-J
PALM BEACH, FLORIDA
33480

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Decagon Asset Management LLP (the "Investment Manager") which serves as the investment manager or sub-adviser, with respect to certain funds and accounts (the "DAM Vehicles"), with respect to the Class A Ordinary
Shares held by the DAM Vehicles; and

(ii) Benjamin John Durham ("Mr. Durham") who indirectly controls the Investment Manager, with respect to the Class
A Ordinary Shares held by the DAM Vehicles.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is the beneficial owner of the Class A Ordinary Shares reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

c/o Decagon Asset Management LLP
5 Swallow Place
London W1B 2AF
United Kingdom
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G as of September 30, 2024 is calculated based upon an aggregate of 17,000,000 Class A Ordinary Shares outstanding as of March 10, 2025, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 11, 2025.
Percent of class: 5.98
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Squarepoint Diversified Partners Fund Limited, a DAM Vehicle, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Decagon Asset Management LLP: Olivia Cooper, Olivia Cooper / COO (05/07/2025)
- Benjamin John Durham: Ben Durham, Benjamin Durham / CIO (05/07/2025)